ORLEN

GK/AS/1783/2006

06019208

***SEC file: 82-5036***

Płock, 7th December 2006

**Securities and Exchange Commission**
**Division of Corporate Finance**
**450 Fifth Street, N. W.**
**Washington, D.C. 20549**

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 79/2006 to 81/2006;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Yours faithfully,

Magdalena Krzemińska

***Magdalena Krzemińska***
Investor Relations Department

SEC MAIL RECEIVED PROCESSING
DEC 11 2006
WASH. D.C. 186 SECTION

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Information regarding MN |
| **Released** | 17:13 04-Dec-06 |
| **Number** | 2221N |

**Information on the process regarding the purchase of AB Mazeikiu Nafta's shares**

**Regulatory announcement no 79/2006 dated December 4th, 2006**

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company"), Central Europe's largest downstream oil company, respecting the communication transparency and equal access to the information, presents the speech of Mr. Igor Chalupec concerning the information on the process of the purchase of AB Mazeikiu Nafta's shares, in the part referring to additional information comparing to the documents provided to participants of the Extraordinary General Meeting of PKN ORLEN. The full text of the speech was presented to the Shareholders during the Extraordinary General Meeting of PKN ORLEN on November 30th, 2006 and it is available on the Company's website (www.orlen.pl)

*"Following information presented at the Extraordinary Shareholder Meeting document, various aspects should be highlighted.*

*PKN ORLEN has received reports of AB Mazeikiu Nafta from the third phase of the due diligence process, prepared by PKN ORLEN advisors based on information delivered after signing the Sale and Purchase Agreement of AB Mazeikiu Nafta shares with Yukos International UK BV and Government of Lithuania.*

*Taking into account the conclusions presented in advisors reports, as well as recommendations stemming from the updated AB Mazeikiu Nafta valuation, PKN ORLEN assess closing of the transaction as legitimate. As we have previously noted we do not yet know the results of the Lithuanian governmental commission investigating reasons and effects of the fire. Until the day of closing the transaction, PKN ORLEN advisors will continue with the examination of AB Mazeikiu Nafta situation in terms of material information, which could have effect on conclusion from AB Mazeikiu Nafta due diligence reports*

*After the resignation of four Members of the Management Board of Mazeikiu Nafta, on November 24th, 2006 Supervisory Board of Mazeikiu Nafta appointed to the Mazeikiu Nafta Management Board Mr. Daniel Feldman the Director of the "Big Sky Energy Corp.", Mr. Paul Nelson English, General Director of Mazeiku Nafta and two representatives of PKN ORLEN: Mr. Dariusz Formela, Executive Director (responsible for Organizational Issues) and Mr. Krystian Pater, Executive Director (responsible for Refining Production).*

*In order to provide the continuation of performance of all Mazeikiu Nafta structural bodies and to prepare parts of the agreement for the closing of the Mazeikiu Nafta transaction Yukos International has appointed PKN ORLEN representatives to the Mazeikiu Nafta Management Board.*

*On November 29th 2006 PKN ORLEN signed the credit agreements with the syndicate of eight Polish and foreign banks with the total amount of EUR 1.6 bn. The agreements will enable PKN ORLEN to finance the acquisition of AB Mazeikiu Nafta.*

*In the further steps PKN ORLEN will continue its performance to conclude the transaction. The next activities include:*

1) *Coordinating with Yukos International the wording of the agreement of the escrow account on which part of the payment for the Mazeikiu Nafta shares will be deposited in order to secure the potential claims of PKN ORLEN towards Yukos International*
2) *Preparing necessary, corporate documents to take over the operational control in Mazeikiu Nafta*
3) *Making final, technical arrangements with the bank, involved in closing of the transaction, i.e. preparing the instructions of shares ownership transfer and payment transfer.*
4) *Establishing that the distribution of the financial resources received by Yukos International from PKN ORLEN for the sold shares of Mazeikiu Nafta will be in line with the legal decision dated May 26th,*

2006 of the bankruptcy court in New York.

*In accordance to taking over control in Mazeikiu Nafta, PKN ORLEN prepares also to the Mazeikiu Nafta integration and to the implementation of the value growth program."*

*See also: Regulatory announcement no 68/2006 dated 7 November 2006, Regulatory announcement no 58/2006 dated 26 September 2006, Regulatory announcement no 49/2006 dated 4 August 2006, Regulatory announcement no 47/2006 dated 13 July 2006, Regulatory announcement no 37/2006 dated 9 June 2006, Regulatory announcement no 33/2006 dated 26 May 2006 and also the record of the Internet transmission of The Extraordinary General Meeting of PKN ORLEN dated November 30th, 2006.*

END

PKN ORLEN SA
SEC File
82-5036

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# Regulatory Announcement

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| | |
|---|---|
| Company | Polski Koncern Naftowy Orlen S.A. |
| TIDM | POKD |
| Headline | Shareholders list after EGM |
| Released | 16:25 05-Dec-06 |
| Number | 3059N |



**Regulatory announcement no 80/2006 dated 5th December 2006**

**Shareholders with at least 5% of total votes at EGM held on 30th November 2006**

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"). Central Europe's largest downstream oil company hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was originally called on November 30th 2006.

| No | Shareholder | Number of shares registered at EGM | Number of votes | Shareholder votes at EGM dated November 30, 2006 (%) | Shareholder votes in total number of votes (%) |
|---|---|---|---|---|---|
| 1. | NAFTA POLSKA SPÓLKA AKCYJNA<br>ul. Jasna 12<br>00-013 Warszawa | 74 076 299 | 74 076 299 | 31,25% | 17,32% |
| 2. | State Tresury represented by the Minister of State Treasury<br>ul. Krucza 36/Wspolna 6<br>00-522 Warszawa | 43 633 897 | 43 633 897 | 18,41% | 10,20% |
| 3. | THE BANK OF NEW YORK<br>101 Barclay Street, 22 ND Floor,<br>NY 10286 New York USA | 23 861 762 | 23 861 762 | 10,07% | 5,58% |
| 4. | COMMERCIAL UNION OFE BPH CU WBK<br>ul. Prosta 7000-838<br>Warszawa | 15 000 000 | 15 000 000 | 6,33% | 3,51% |
| 5. | ING NATIONALE - NEDERLANDEN POLSKA OTWARTY FUNDUSZ EMERYTALNY<br>ul. Ludna 2 00-406<br>Warszawa | 14 000 000 | 14 000 000 | 5,91% | 3,27% |

END

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# Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036



| | |
|---|---|
| **Company** | Polski Koncern Naftowy Orlen S.A. |
| **TIDM** | POKD |
| **Headline** | Spolana sold NeraPharm shares |
| **Released** | 16:59 06-Dec-06 |
| **Number** | 3979N |

**Regulatory announcement no 81/2006 dated December 6th, 2006.**

**Spolana a.s. sold shares in NeraPharm**

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 5 December 2006, it was informed that the Municipal Court in Prague registered the sale of shares of NeraPharm ("Shares"), headquartered in Neratovice. The Shares of Nerapharm were sold by Spolana a.s. - an indirect subsidiary PKN ORLEN - to the Cayman Chemical Company headquartered in Michigan, USA. The sale of the shares was based on the share purchase agreement signed on 27 November 2006 by Spolana a.s. as seller and the Cayman Chemical Company as purchaser.

The Shares sold represent 100% of the initial capital of NeraPharm and 100% of the votes at the General Meeting of Shareholders of NeraPharm. The total par value of the Shares amounts to CZK 200,000 ( approximately PLN 27,200 based on average CZK/PLN exchange rates as of 5 December 2006, as stated by the National Bank of Poland).
The book value of the sold Shares in the Spolana a.s. books amounted to CZK 200,000 as of 27 November 2006.
The sale of Shares was one of four corresponding agreements in accordance of which Spolana a.s. has sold the following assets:

- real and movable assets owned by Spolana a.s.
- receivables of NeraPharm owed to Spolana a.s.
- 100% of the shares of NeraPharm.

to the Cayman Chemical Company for a total price of CZK 128 million (i.e. approximately PLN 17,408,000, based on average CZK/PLN exchanges rates as of 5 December 2006, as stated by the National Bank of Poland). The total book value of all the sold assets in the Spolana a.s. books amounted to CZK 78.3 million (i.e. approximately PLN 10,648,800 based on average CZK/PLN exchanges rates as of 5 December 2006, as stated by the National Bank of Poland).

The above mentioned amount of CZK 128 million refers to the total transaction value and it includes the price for the sold Shares which amounted to CZK 11.5 million (i.e. approximately PLN 1,564,000 based on average CZK/PLN exchanges rates as of 5 December 2006, as stated by the National Bank of Poland).

PKN ORLEN owns shares equivalent to 13.4% of the initial capital of Spolana a.s. and shares equivalent to 84.49% of the initial capital of ANWIL. ANWIL holds shares equivalent to 81.78% of the initial capital of Spolana a.s.

NeraPharm's main business activities concern the production of pharmaceuticals and chemicals.
The Cayman Chemical Company's main business activities concern the production of bio-chemicals.

Except in respect of the relationships referred to above, no other relationship exists between PKN ORLEN and PKN ORLEN's managing or supervisory personnel, and the seller of the shares.

In accordance with paragraph 2 item 1 point 52 "Regulation of the Minister of Finance dated 19October 2005 on current and periodic information to be published by the issuers of securities" the shares sold constitute "significant assets" due to the fact that they represent 100% of the share capital of NeraPharm.

END

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PKN ORLEN SA
SEC File
82-5036